EXHIBIT 12.1

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	NINE MONTHS ENDED
	July 2, 2005	July 3, 2004
	(39 Weeks)	(40 Weeks)
EARNINGS:

Income before income taxes	$294,178	$87,228

Add: Total fixed charges	48,127	53,044

Less: Interest Capitalized	2,218	1,312

Total Earnings	$340,087	$138,960

FIXED CHARGES:

Interest expense	$38,917	$43,569

Portion of rental expense representative of the interest factor	9,210	9,475

Total fixed charges	$48,127	$53,044

Ratio of earnings to fixed charges	7.07	2.62